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Exhibit 12

Avis Group Holdings, Inc. and Subsidiaries
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in thousands)

	Nine Months Ended September 30,
	2003	2002
Earnings before fixed charges:
Income before income taxes	$87,609	$97,389
Plus: Fixed charges	249,736	221,032
Less: Capitalization of interest	—	8

Earnings available to cover fixed charges	$337,345	$318,413

Fixed charges(a):
Interest, including amortization of deferred financing costs	$219,147	$190,544
Interest portion of rental payment	30,589	30,488

Total fixed charges	$249,736	$221,032

Ratio of earnings to fixed charges	1.35x	1.44x

(a)
Consists of interest expense on all indebtedness (including amortization of deferred financing costs) and the portion of operating lease rental expense that is representative of the interest factor.

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Avis Group Holdings, Inc. and Subsidiaries COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (Dollars in thousands)